December 19, 2022

VIA EDGAR

Mr. Stephen Kim

Ms. Theresa Brillant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	HyreCar Inc.

Form 10-K for the Year Ended December 31, 2021

Filed March 15, 2022

File No. 001-38561

Dear Mr. Kim/Ms. Brillant:

Reference is made to your letter, dated December 7, 2022, to HyreCar Inc., a Delaware corporation (the “Company"), regarding comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K filed with the Commission on March 15, 2022. For your convenience, we have set forth your comment in bold italics below with the Company’s response following thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures, page 27

1.

Please remove the adjustment "changes in the liabilities for insurance reserves" to arrive at the non-GAAP measure Adjusted EBITDA in future filings. Refer to Question 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and represents to the Staff that it will remove the aforementioned adjustment in arriving at Adjusted EBITDA in all future filings.

Item 9A. Controls and Procedures, page 32

2.	Please amend your filing to provide the disclosures required by Item 308(a) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has simultaneously filed with this response letter Amendment No. 1 to Form 10-K for the year ended December 31, 2021 to include the required disclosure under Item 308(a) of Regulation S-K.

*     *     *

Securities and Exchange Commission

December 19, 2022

Should you have any additional questions relating to any of the foregoing, please contact Shashi Khiani of Polsinelli PC at (202) 626-8312.

Sincerely,

/s/ Eduardo Iniguez

Interim Chief Executive Officer & Interim Chief
Financial Officer

cc:	Shashi Khiani, Polsinelli PC

Bryan Wasser, Polsinelli PC